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                                                                   Exhibit 4(b)

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                                (THE "COMPANY")
                              2929 ALLEN PARKWAY
                             HOUSTON, TEXAS 77019

                                  ENDORSEMENT

This Endorsement is made a part of the group annuity contract (the "Contract") to which it is attached. This Endorsement shall supersede any inconsistent provisions of the Contract or any endorsement issued prior to or concurrent with this Endorsement. This Endorsement amends the Contract as follows:

Upon request by the Contract Owner and acceptance by the Company, We may credit interest to the Fixed Account Plus described in Section 3.01(b) of the Contract, on a portfolio basis. In such case:

    a) The limitations of Section 3.05(d), Transfers from Fixed Account Plus, and the 20% restriction described in Section 4.02 shall not apply. In place of such limitations, the following restrictions shall apply:

       i. If the Plan includes a Competing Option, Participant requested transfers to another investment option under the Plan (including, but not limited to, an investment option under this Contract, and including, but not limited to a transfer that may be requested as a partial Withdrawal or Surrender) may be made only if such investment option is not a Competing Option, and only if the transfer amount remains in the receiving option for at least 90 days.

       ii. The term "Competing Option" shall mean an investment option under the Plan (including, but not limited to, an investment option under this Contract) which:

            a. provides a direct or indirect guarantee of investment performance; or,

            b. is invested primarily in a portfolio of fixed income or similar assets, if the duration of such portfolio may be less than three years; or

            c. is, or may be, invested primarily in financial vehicles (such as mutual funds, trusts, custodial accounts, and annuity contracts) which are, in turn, invested substantially in a portfolio described in (ii)(b) above.

       iii. We may require either the Contract Owner or the Participant to provide information reasonably necessary for the Company to process such transfer or other payment, to verify that the transfer or other payment complies with the above requirements, and We may defer any transfer or payment until such information is provided.

    b) If the Contract Owner requests a Withdrawal or Surrender of all of the assets invested in the Fixed Account Plus, other than a Participant directed transfer described in (a),

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       above, the following provisions shall not be subject to the provisions of Section 4 of the Contract or to the provisions of (a), above. Such Withdrawal or Surrender shall be subject to the following Market Value Adjustment provisions (unless waived by the Company):

       i. Market Value Adjustment Method. Under this method, such full Withdrawal or Surrender is available in the form of a lump sum payment but subject to a market value adjustment factor determined as follows:

            Market Value Adjustment Factor = (1 + A) ^ 5 divided by (1 + B + .0025) ^ 5

            Where A = the average 10 year Treasury Constant Maturity Series rate computed as an average of the last complete 60 months of such rates or the number of complete months since Contract issue if less, determined as of the time of surrender;

            And where B = the 10 year Treasury Constant Maturity Series rate determined as of the time of surrender.

       ii. The full Withdrawal or Surrender from Fixed Account Plus is equal to the Accumulation Value withdrawn or surrendered from Fixed Account Plus multiplied by the Market Value Adjustment Factor as determined above. Such full Withdrawal or Surrender is payable within 30 days of the date of Surrender. Notwithstanding the applicability of an MVA, the amount calculated upon a full Withdrawal or Surrender from Fixed Account Plus will always be at least the deposits or transfers into Fixed Account Plus less prior loans, withdrawals and transfers from Fixed Account Plus, plus the guaranteed minimum interest rate credited to amounts in Fixed Account Plus. Any negative adjustment will be waived to the extent it would decrease the full Withdrawal or Surrender from Fixed Account Plus below this amount.

The provisions of this Endorsement shall be effective on the Contract date of issue.

                                                  THE VARIABLE ANNUITY LIFE
                                                  INSURANCE COMPANY

                                                  /s/ Jim Coppedge

                                                  [Secretary]

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